
06010359


ADITYA BIRLA GROUP

16/01/2006.

Securities and Exchange Commission
Attn: International Corporation Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
FAX No. 001 202 5513 450
TEL No. 001 202 551-6551

Dear Sirs,

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

This is to inform you that on January 13, 2006, Asset Reconstruction Company (India) Limited (ARCIL) has accepted our offer for purchase of certain assets pertaining to Aluminium Rolling and Conductor Rod Complex of Pennar Aluminium Company Limited, situated at their plant at Nagpur, Maharashtra, which was put up for sale by ARCIL under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act). The installed capacity in Tons Per Annum for Aluminium Rolled Products is 30,000 and for the Conductors is 14,400. The facility for rolled products was installed in December 1993 and for the conductors was installed in November 1994. The residual life of the facility for Aluminium Rolled Products is estimated to be more than 10 years. The assets purchased are on "as is where is & as is what is" basis and would not be used as part of the project forming the Objects of the Rights Issue. The estimated residual life mentioned herein is based on management estimates and has not been independently assessed by any expert.

We shall keep you informed of the further developments as it unfolds...

Thanking you
For Hindalco Industries Ltd

Anil Malik
Company Secretary

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107